UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the month of February 2026
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-277842, 333-277842-01 AND 333-277842-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200796) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-253287), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-254578) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-270440) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-273587) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-280100) OF BP p.l.c. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries
Form 6-K for the period ended 31 December 2025(a)
(a)In this Form 6-K, references to the full year 2025 and full year 2024 refer to the twelve-month periods ended 31 December 2025 and 31 December 2024 respectively. References to the fourth quarter 2025 and fourth quarter 2024 refer to the three-month periods ended 31 December 2025 and 31 December 2024 respectively.
(b)This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in bp’s Annual Report on Form 20-F for the year ended 31 December 2024.

Group results fourth quarter and full year 2025

2025: Strong operations and building momentum

Financial summary	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2025	2025	2024	2025	2024
Profit (loss) for the period	(3,125)	1,509	(1,620)	1,295	1,229
Less: Non-controlling interests	297	348	339	1,240	848
Profit (loss) for the period attributable to bp shareholders	(3,422)	1,161	(1,959)	55	381
Inventory holding (gains) losses*, before tax	874	82	21	1,351	488
Taxation charge (credit) on inventory holding gains and losses	(208)	(20)	(14)	(334)	(119)
Replacement cost (RC) profit (loss)*	(2,756)	1,223	(1,952)	1,072	750
Net (favourable) adverse impact of adjusting items*, before tax	3,877	879	3,419	5,885	9,344
Taxation charge (credit) on adjusting items	420	108	(298)	528	(1,179)
Underlying RC profit*	1,541	2,210	1,169	7,485	8,915

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
Operating cash flow*	7,602	7,427	24,493	27,297
Capital expenditure*	(4,168)	(3,726)	(14,533)	(16,237)
Divestment and other proceeds(a)	3,602	2,761	5,314	4,224
Net cash issue (repurchase) of shares	(826)	(1,625)	(4,486)	(7,127)
Finance debt	57,958	59,547	57,958	59,547
Net debt*(b)	22,182	22,997	22,182	22,997
Total equity			74,000	78,318
Profit for the period attributable to bp shareholders divided by total equity (%)			0.1%	0.5%
Return on average capital employed (ROACE)* (%)			13.9%	14.2%
Adjusted EBITDA*	8,961	8,413	37,615	38,012
Announced dividend per ordinary share (cents per share)	8.320	8.000	32.960	31.270
Profit (loss) per ordinary share (cents)	(22.21)	(12.33)	0.35	2.38
Profit (loss) per ADS (dollars)	(1.33)	(0.74)	0.02	0.14
Underlying RC profit per ordinary share* (cents)	10.00	7.36	48.02	54.40
Underlying RC profit per ADS* (dollars)	0.60	0.44	2.88	3.26

(a)Divestment proceeds are disposal proceeds as per the condensed group cash flow statement. See page 5 for more information on other proceeds.
(b)See Note 9 for more information.

RC profit (loss), underlying RC profit, net debt, ROACE, adjusted EBITDA, underlying RC profit per ordinary share and underlying RC profit per ADS are non-IFRS measures. Inventory holding (gains) losses and adjusting items are non-IFRS adjustments.

* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 34.

Highlights(a)
4Q25 loss $3.4 billion; underlying replacement cost (RC) profit* $1.5 billion
•
Loss for the quarter attributable to bp shareholders was $3.4 billion, compared with a profit of $1.2 billion for the third quarter 2025 and a loss of $2.0 billion for the fourth quarter 2024. The result for the fourth quarter 2025 is adjusted for inventory holding losses* of $0.9 billion (pre-tax) and a net adverse impact of adjusting items* of $3.9 billion (pre-tax) to derive the underlying RC profit. Adjusting items include pre-tax net impairments and impairments in equity-accounted entities of $4.6 billion primarily related to our transition businesses in the gas & low carbon energy segment (see Note 3 and page 27 for more information on adjusting items).

•
Underlying RC profit for the quarter was $1.5 billion, compared with $2.2 billion for the previous quarter and $1.2 billion for the fourth quarter 2024. Compared with the third quarter 2025, the underlying result reflects lower upstream realizations, adverse impact of upstream production mix, lower refinery throughputs due to higher turnaround activity and the temporary impact of reduced capacity following an outage at the Whiting refinery and seasonally lower customer volumes, partly offset by lower exploration write-offs.

Segment results
• Gas & low carbon energy: The RC loss before interest and tax for the fourth quarter 2025 was $2.2 billion, compared with a profit of $1.1 billion for the previous quarter. After adjusting RC loss before interest and tax for a net adverse impact of adjusting items of $3.6 billion as discussed above, the underlying RC profit before interest and tax* for the fourth quarter was $1.4 billion, compared with $1.5 billion in the third quarter 2025. The fourth quarter underlying result before interest and tax reflects lower realizations. The gas marketing and trading result was average.
• Oil production & operations: The RC profit before interest and tax for the fourth quarter 2025 was $1.7 billion, compared with $2.1 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.2 billion, the underlying RC profit before interest and tax for the fourth quarter was $2.0 billion, compared with $2.3 billion in the third quarter 2025. The fourth quarter underlying result before interest and tax reflects lower realizations, the impact of production mix, and a lower share of net income of equity-accounted entities, partly offset by lower exploration write-offs.
• Customers & products: The RC profit before interest and tax for the fourth quarter 2025 was $1.4 billion, compared with $1.6 billion for the previous quarter. After adjusting RC profit before interest and tax for a net favourable impact of adjusting items of $0.1 billion, the underlying RC profit before interest and tax (underlying result) for the fourth quarter was $1.3 billion, compared with $1.7 billion in the third quarter 2025. The customers fourth quarter underlying result was lower by $0.3 billion, reflecting seasonally lower volumes and a weaker midstream performance. Fuels margins were broadly flat compared with the third quarter. The products fourth quarter underlying result was lower by $0.1 billion. Stronger realized refining margins were offset by the impacts of lower throughputs as a result of higher turnaround activity and the temporary impact of reduced capacity following an outage at the Whiting refinery. The oil trading contribution was weak.
Operating cash flow* $7.6 billion, finance debt $58.0 billion and net debt* $22.2 billion
•
Operating cash flow for the quarter of $7.6 billion was around $0.2 billion lower than the previous quarter reflecting lower underlying earnings partly offset by lower cash taxes paid. Operating cash flow in the fourth quarter 2024 was $7.4 billion. Finance debt at the end of the fourth quarter 2025 was $58.0 billion, compared with $59.5 billion at the end of the fourth quarter 2024. Net debt was $22.2 billion at the end of the fourth quarter 2025, compared with $23.0 billion at the end of fourth quarter 2024.

Our financial frame - accelerating the pace of strengthening the balance sheet
•
Our first capital allocation priority is a resilient dividend, which is expected to increase by at least 4% per ordinary share a year(b). For the fourth quarter, bp has announced a dividend per ordinary share of 8.320 cents.

•
We are committed to strengthening the balance sheet and continue to target improving our credit metrics within an 'A' grade credit range. We reiterate our primary target of $14 to 18 billion of net debt by end 2027. When considering our capital structure, we also look at other obligations including hybrid bonds, leases and our Gulf of America settlement liabilities. The board has decided to suspend share buybacks, allocate excess cash* to strengthen the balance sheet and accordingly, the guidance for shareholder distributions to be around 30-40% of operating cash flow is now retired.

•
Reflecting our continued emphasis on capital efficiency, discipline and returns, we have set our 2026 capital expenditure* budget in the range of $13-13.5 billion. We believe this level of capital expenditure supports progressively growing earnings per ordinary share in the long term.

(a)This report discusses certain material changes in bp’s results of operations with respect to the quarter ended 31 December 2025 as compared to the quarter ended 30 September 2025. Financial information for the quarter ended 30 September 2025 can be in found in our Current Report on Form 6-K filed with the SEC on 4 November 2025.
(b)Shareholder distribution decisions, including dividends and share buybacks, are subject to board discretion, taking into account factors including, but not limited to, current forecasts and credit metrics.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 40.

Financial results
In addition to the highlights on page 4:
•Profit or loss attributable to bp shareholders in the fourth quarter and full year was a loss of $3.4 billion and a profit of $0.1 billion respectively, compared with a loss of $2.0 billion and a profit of $0.4 billion in the same periods of 2024.
–After adjusting loss or profit attributable to bp shareholders for inventory holding losses* and net impact of adjusting items*, underlying replacement cost (RC) profit* for the fourth quarter and full year was $1.5 billion and $7.5 billion respectively, compared with $1.2 billion and $8.9 billion for the same periods of 2024. The underlying RC profit for the fourth quarter compared with the same period in 2024 mainly reflects strong performance in customers & products, partly offset by lower liquids realizations. The gas marketing and trading result was average. The underlying RC profit for the full year compared with the same period in 2024 mainly reflects lower liquids realizations, the divestments in Egypt and Trinidad in the fourth quarter of 2024 and a lower gas marketing and trading result, partly offset by stronger performance in customers & products. The oil trading contribution for the fourth quarter and full year was broadly flat compared with the same periods in 2024. See pages 8, 10 and 12 for more information.
–Adjusting items in the fourth quarter and full year had a net adverse pre-tax impact of $3.9 billion and $5.9 billion respectively, compared with a net adverse pre-tax impact of $3.4 billion and $9.3 billion in the same periods of 2024.
–Adjusting items for the fourth quarter and full year include a favourable pre-tax impact of fair value accounting effects*, relative to management's internal measure of performance, of $0.5 billion and $2.2 billion respectively, compared with an adverse pre-tax impact of $1.0 billion and $1.9 billion in the same periods of 2024. This is primarily due to a relative decline in LNG forward prices over the period in addition to the realization of profitable cargoes, partly offset by gains from portfolio optimization, volume updates and new deals. In addition there is no significant impact of the fair value accounting effects relating to the hybrid bonds in the fourth quarter 2025 compared with an adverse impact in the fourth quarter 2024 and a significant favourable impact of these in the full year 2025 compared with an adverse impact in 2024.
–Adjusting items for the fourth quarter and full year of 2025 include an adverse pre-tax impact of asset impairments of $3.5 billion and $5.4 billion respectively, compared with an adverse pre-tax impact of $1.5 billion and $5.1 billion in the same periods of 2024 (see Note 3). Fourth quarter and full year 2025 include $1.1 billion of impairment charges recognized through equity-accounted earnings primarily relating to the Archaea and offshore wind businesses. Fourth quarter and full year 2024 included $0.4 billion of impairment charges recognized through equity-accounted earnings primarily relating to our interest in Pan American Energy Group.
•The effective tax rate (ETR) on the profit or loss before taxation for the fourth quarter and full year was -108% and 83% respectively, compared with -222% and 82% for the same periods in 2024. Excluding inventory holding gains or losses and adjusting items, the underlying ETR* for the fourth quarter and full year was 43% and 42%, compared with 49% and 41% for the same periods in 2024. The lower underlying ETR for the fourth quarter reflects changes in the geographical mix of profits. Underlying ETR is a non-IFRS measure.
•Operating cash flow* for the fourth quarter and full year was $7.6 billion and $24.5 billion respectively, compared with $7.4 billion and $27.3 billion for the same periods in 2024. The change in the full year operating cash flows reflects the working capital build in 2025 compared to a release in 2024.
•Capital expenditure* in the fourth quarter and full year was $4.2 billion and $14.5 billion respectively, compared with $3.7 billion and $16.2 billion in the same periods of 2024 reflecting the phasing of spend within the lower capital frame for 2025.
•Total divestment and other proceeds for the fourth quarter and full year were $3.6 billion and $5.3 billion respectively, compared with $2.8 billion and $4.2 billion for the same periods in 2024. Other proceeds for the fourth quarter were $1.5 billion from the sale of non-controlling interests in the Permian and Eagle Ford midstream assets. In addition, there was $1.0 billion from the sale of a non-controlling interest in the subsidiary that holds our 12% share in the Trans-Anatolian natural gas pipeline (TANAP) for the full year 2025. Other proceeds for the full year 2024 were $0.8 billion of proceeds from the sale of our 20% share in Trans Adriatic Pipeline AG (TAP) and $0.5 billion from the sale of a 49% interest in a controlled affiliate holding certain midstream assets offshore US.
•Finance debt at the end of the fourth quarter was $58.0 billion, compared with $59.5 billion at the end of the fourth quarter 2024. At the end of the fourth quarter, net debt* was $22.2 billion, compared with $23.0 billion at the end of the fourth quarter 2024.

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
RC profit (loss) before interest and tax
gas & low carbon energy(a)	(2,172)	1,324	1,330	3,052
oil production & operations	1,735	2,571	8,558	10,789
customers & products(a)	1,415	(1,921)	4,100	(1,043)
other businesses & corporate	(386)	(1,161)	(40)	(988)
Consolidation adjustment – UPII*	21	(49)	45	(25)
	613	764	13,993	11,785
Finance costs and net finance expense relating to pensions and other post-employment benefits	(1,242)	(1,246)	(4,896)	(4,515)
Taxation on a RC basis	(1,830)	(1,131)	(6,785)	(5,672)
Non-controlling interests	(297)	(339)	(1,240)	(848)
RC profit (loss) attributable to bp shareholders*	(2,756)	(1,952)	1,072	750
Inventory holding gains (losses)*	(874)	(21)	(1,351)	(488)
Taxation (charge) credit on inventory holding gains and losses	208	14	334	119
Profit (loss) for the period attributable to bp shareholders	(3,422)	(1,959)	55	381
(a)Comparative periods in 2024 have been restated for material items to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.
Analysis of underlying RC profit (loss) before interest and tax

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	1,389	1,987	5,367	6,803
oil production & operations	1,958	2,924	9,414	11,937
customers & products	1,346	(302)	5,272	2,517
other businesses & corporate	(304)	(527)	(648)	(608)
Consolidation adjustment – UPII	21	(49)	45	(25)
	4,410	4,033	19,450	20,624
Finance costs on an underlying RC basis(a) and net finance expense relating to pensions and other post-employment benefits	(1,162)	(1,096)	(4,468)	(4,010)
Taxation on an underlying RC basis	(1,410)	(1,429)	(6,257)	(6,851)
Non-controlling interests	(297)	(339)	(1,240)	(848)
Underlying RC profit attributable to bp shareholders*	1,541	1,169	7,485	8,915
(a)A non-IFRS measure. Finance costs on an underlying RC basis is defined as finance costs as stated in the group income statement excluding finance costs classified as adjusting items* (see footnote (h) on page 27).
Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 8-14 for the segments.
Operating Metrics

	Fourth	Fourth
	quarter	quarter	Year	Year
	2025	2024	2025	2024
Tier 1 and tier 2 process safety events*	4	6	27	38
upstream* production(a) (mboe/d)	2,344	2,299	2,312	2,358
upstream unit production costs*(b) ($/boe)	5.82	5.93	6.28	6.17
bp-operated upstream plant reliability*	95.4%	94.7%	96.1%	95.2%
bp-operated refining availability*(a)	96.0%	94.8%	96.3%	94.3%
(a)See Operational updates on pages 8, 10 and 12. Because of rounding, upstream production may not agree exactly with the sum of gas & low carbon energy and oil production & operations.
(b)The increase in the full year 2025, compared with the full year 2024 mainly reflects portfolio mix.
Reserves replacement ratio*
The organic reserves replacement ratio on a combined basis of subsidiaries and equity-accounted entities was 90% for the year (2024 50%), resulting largely from additions in the US, Trinidad and the Middle East and includes impact from price.

Outlook & Guidance
1Q 2026 guidance
•Looking ahead, bp expects first quarter 2026 reported upstream* production to be broadly flat compared with the fourth quarter 2025.
•In its customers business, bp expects seasonally lower volumes compared to the fourth quarter.
•In products, bp expects, compared to the fourth quarter, lower industry refining margins, partly offset by a lower level of refinery turnaround activity.
•bp expects capital expenditure* to be broadly flat compared with the fourth quarter 2025.

2026 guidance
In addition to the guidance on page 4:
•bp expects reported upstream* production to be slightly lower and underlying upstream production* to be broadly flat compared with 2025. Within this, bp expects underlying production from oil production & operations to be broadly flat and production from gas & low carbon energy to be lower.
•In its customers business, bp expects to make continued progress growing cash flows, supported by lower underlying operating expenditure* driven by structural cost reductions*. These benefits will be partly offset by the earnings impact of completed and announced divestments. Reported earnings will benefit from lower depreciation as a result of the assets held for sale accounting treatment of Castrol following the planned divestment. Fuel margins are expected to remain sensitive to movements in the cost of supply.
•In products, bp expects significantly lower level of turnaround activity.
•bp expects other businesses & corporate underlying annual charge to be around $1.0 billion for 2026. The charge may vary quarter to quarter.
•bp expects the depreciation, depletion and amortization to be broadly flat compared with 2025.
•bp expects the underlying ETR* for 2026 to be around 40% but it is sensitive to a range of factors, including the volatility of the price environment and its impact on the geographical mix of the group’s profits and losses.
•bp expects capital expenditure to be $13-13.5 billion, weighted to the first half.
•bp expects divestment and other proceeds to be $9-10 billion in 2026, including approximately $6 billion from the announced Castrol transaction, all significantly weighted to the second half.
•bp expects Gulf of America settlement payments for the year to be around $1.6 billion pre-tax including $0.4 billion pre-tax to be paid during the first quarter and $1.1 billion pre-tax to be paid during the second quarter.

Other items
•Structural cost reduction target increased to $5.5-6.5 billion by end 2027, reflecting the outcome of the strategic review to divest Castrol. This excludes any savings from the intended sale of the Gelsenkirchen refinery.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 40.

gas & low carbon energy*
Financial results
•The replacement cost (RC) profit or loss before interest and tax for the fourth quarter and full year was a loss of $2,172 million and a profit of $1,330 million respectively, compared with a profit of $1,324 million and $3,052 million for the same periods in 2024. The fourth quarter and full year are adjusted by an adverse impact of net adjusting items* of $3,561 million and $4,037 million respectively, compared with an adverse impact of net adjusting items of $663 million and $3,751 million for the same periods in 2024. Adjusting items include a net impairment charge of $3,157 million for the fourth quarter, primarily relating to Lightsource bp and Archaea, and a $1,007 million impairment charge recognized through equity-accounted earnings, primarily relating to the Archaea and offshore wind businesses. Adjusting items also include the impacts of fair value accounting effects*, relative to management's internal measure of performance, which are a favourable impact of $453 million and $1,270 million for the fourth quarter and full year in 2025 and an adverse impact of $377 million and $1,550 million for the same periods in 2024. See page 27 for more information on adjusting items.
•After adjusting RC loss or profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the fourth quarter and full year was $1,389 million and $5,367 million respectively, compared with $1,987 million and $6,803 million for the same periods in 2024.
•The underlying RC profit before interest and tax for the fourth quarter, compared with the same period in 2024, mainly reflects lower realizations. The gas marketing and trading result was average.
•The underlying RC profit for the full year, compared with the same period in 2024, reflects the divestments in Egypt and Trinidad in the fourth quarter of 2024, a lower gas marketing and trading result, and a higher depreciation, depletion and amortization charge, partly offset by lower exploration write-offs and the absence of the foreign exchange loss in Egypt in the first quarter of 2024.
Operational update
•Reported production for the quarter was 788mboe/d, 7.3% lower than the same period in 2024, reflecting the divestments in Egypt and Trinidad in the fourth quarter of 2024. Underlying production* was 0.9% higher due to major project* ramp-ups partly offset by base decline.
•Reported production for the full year was 785mboe/d, 11.6% lower than the same period in 2024, reflecting the divestments in Egypt and Trinidad in the fourth quarter of 2024. Underlying production was 2.1% lower, mainly due to base decline partly offset by major project start-ups.
Strategic progress
gas
•In November bp announced that it had safely completed the Cypre seven-well drilling programme in Trinidad, the second phase of the Cypre project, following delivery of first gas in April 2025.
•In November, the Greater Western Flank 4 project in the North West Shelf, offshore Australia (bp 16.67%, operator Woodside) reached final investment decision. The project involves five subsea tieback wells with start-up targeted for 2028.
•In December Osaka Gas Trading and Export and Archaea Energy, a bp company, entered into an agreement for the procurement of approximately 26,000Nm³ of biomethane derived from landfill gas, produced at Archaea Energy’s facilities operating in the US.
•In January 2026 bp was awarded two offshore exploration concessions in Egypt: North-East El Alamein Offshore and West El Hammad Offshore, advancing our exploration portfolio and long-term growth ambitions. The North-East El Alamein Offshore Concession (bp 100% equity) covers 3,336km² near bp's West Nile Delta assets. The West El Hammad Offshore Concession (Eni 75% operator, bp 25%) covers 1,894km² in the East Nile Delta, also near existing infrastructure.
low carbon energy
•In December bp completed its sale of its bp Wind Energy onshore wind business to LS Power. The transaction included 10 operating assets across seven US states.
•In January 2026 JERA Nex bp (bp 50%) acquired EnBW's stake in the Mona UK offshore wind project, following their decision to exit after the result of the UK Auction Round 7. JERA Nex bp and EnBW also terminated the Morgan project following the Auction Round outcome.

gas & low carbon energy (continued)

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2025	2025	2024	2025	2024
Profit before interest and tax(a)	(2,172)	1,097	1,324	1,330	3,052
Inventory holding (gains) losses*	—	—	—	—	—
RC profit before interest and tax(a)	(2,172)	1,097	1,324	1,330	3,052
Net (favourable) adverse impact of adjusting items(a)	3,561	422	663	4,037	3,751
Underlying RC profit before interest and tax	1,389	1,519	1,987	5,367	6,803
Taxation on an underlying RC basis	(463)	(529)	(705)	(1,972)	(2,137)
Underlying RC profit before interest	926	990	1,282	3,395	4,666
(a)Comparative periods in 2024 have been restated for material items to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,173	1,153	4,969	4,835

Exploration write-offs
Exploration write-offs	—	(10)	30	222

Adjusted EBITDA*(b)
Total adjusted EBITDA	2,562	3,130	10,366	11,860

Capital expenditure*
gas(c)	757	1,228	2,946	4,246
low carbon energy(d)	132	(107)	464	1,596
Total capital expenditure(c)	889	1,121	3,410	5,842
(b)A reconciliation to RC profit before interest and tax is provided on page 31.
(c)Comparative periods in 2024 have been restated to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.
(d)Fourth quarter and full year 2024 include cash acquired net of acquisition payments on completion of the Lightsource bp acquisition.

	Fourth	Fourth
	quarter	quarter	Year	Year
	2025	2024	2025	2024
Production (net of royalties)(e)
Liquids* (mb/d)	86	91	85	96
Natural gas (mmcf/d)	4,074	4,402	4,059	4,596
Total hydrocarbons* (mboe/d)	788	850	785	888
Of which equity-accounted entities:
Liquids (mb/d)	5	3	5	2
Natural gas (mmcf/d)	159	36	165	9
Total hydrocarbons (mboe/d)	32	9	34	4

Average realizations*(f)
Liquids ($/bbl)	62.72	68.93	65.50	75.37
Natural gas ($/mcf)	6.30	6.96	6.60	5.90
Total hydrocarbons ($/boe)	39.18	43.21	41.34	38.57
(e)Includes bp’s share of production of equity-accounted entities in the gas & low carbon energy segment.
(f)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

oil production & operations
Financial results
•The replacement cost (RC) profit before interest and tax for the fourth quarter and full year was $1,735 million and $8,558 million respectively, compared with $2,571 million and $10,789 million for the same periods in 2024. The fourth quarter and full year are adjusted by an adverse impact of net adjusting items* of $223 million and $856 million respectively, compared with an adverse impact of net adjusting items of $353 million and $1,148 million for the same periods in 2024. See page 27 for more information on adjusting items.
•After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the fourth quarter and full year was $1,958 million and $9,414 million respectively, compared with $2,924 million and $11,937 million for the same periods in 2024.
•The underlying RC profit before interest and tax for the fourth quarter and full year, compared with the same periods in 2024, primarily reflect lower liquids realizations, lower share of net income of equity-accounted entities, and a higher depreciation, depletion and amortization charge, partly offset by higher volumes and lower exploration write-offs.
Operational update
•Reported production for the quarter was 1,555mboe/d, 7.4% higher than the same period in 2024. Underlying production* for the quarter was 5.4% higher, mainly in bpx energy.
•Reported production for the full year was 1,527mboe/d, 3.8% higher than the same period in 2024. Underlying production was 2.6% higher, mainly in bpx energy.
Strategic progress
•In regards to the August 2025 exploration discovery in the Bumerangue block offshore Brazil, bp is now putting plans in place for an appraisal programme which is expected to start around the end of the year. This will provide data from locations across the reservoir, to enable us to describe the fluid characteristics and resource potential.
•In December bp successfully delivered first oil from the Atlantis Drill Center 1 expansion project in the US Gulf of America, its seventh upstream major project* start-up of the year. The two-well subsea tieback to the existing Atlantis platform is expected to add 15,000boe/d gross peak annualized average production.
•In December bp completed the divestment of the Culzean gas field in the UK North Sea to NEO Next.
•In December bp completed the second phase of its divestment of non-controlling interests in Permian and Eagle Ford midstream assets to investor Sixth Street for a total of $1.5 billion. The first phase completed in November.
•In December bp was the apparent highest bidder on 51 lease blocks in the US Gulf of America Federal Lease Sale BBG1, which included 219 leases.
•In December the development programme for the Karabagh field in the Caspian Sea, offshore Azerbaijan, was approved by the management committee (joint venture) and subsequently by State Oil Company of the Azerbaijan Republic (SOCAR) as the State representative. Seismic acquisition commenced thereafter.
•In February 2026 bp and the Kuwait Oil Company signed a two-year extension of the enhanced technical service agreement to manage development of the giant Burgan oil field.

oil production & operations (continued)

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2025	2025	2024	2025	2024
Profit before interest and tax	1,735	2,116	2,564	8,560	10,780
Inventory holding (gains) losses*	—	3	7	(2)	9
RC profit before interest and tax	1,735	2,119	2,571	8,558	10,789
Net (favourable) adverse impact of adjusting items	223	180	353	856	1,148
Underlying RC profit before interest and tax	1,958	2,299	2,924	9,414	11,937
Taxation on an underlying RC basis	(918)	(1,054)	(1,226)	(4,409)	(5,165)
Underlying RC profit before interest	1,040	1,245	1,698	5,005	6,772

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	2,038	1,734	7,719	6,797

Exploration write-offs
Exploration write-offs	25	133	313	544

Adjusted EBITDA*(a)
Total adjusted EBITDA	4,021	4,791	17,446	19,278

Capital expenditure*
Total capital expenditure	1,636	1,478	6,760	6,198
(a)A reconciliation to RC profit before interest and tax is provided on page 31.

	Fourth	Fourth
	quarter	quarter	Year	Year
	2025	2024	2025	2024
Production (net of royalties)(b)
Liquids* (mb/d)	1,134	1,057	1,114	1,070
Natural gas (mmcf/d)	2,442	2,269	2,391	2,318
Total hydrocarbons* (mboe/d)	1,555	1,449	1,527	1,470
Of which equity-accounted entities:
Liquids (mb/d)	283	274	272	272
Natural gas (mmcf/d)	394	435	438	431
Total hydrocarbons (mboe/d)	351	349	347	346

Average realizations*(c)
Liquids(d) ($/bbl)	56.09	65.56	60.64	69.85
Natural gas ($/mcf)	3.19	3.29	3.69	2.55
Total hydrocarbons(d) ($/boe)	44.98	52.28	49.45	53.96
(b)Includes bp’s share of production of equity-accounted entities in the oil production & operations segment.
(c)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.
(d)Fourth quarter and full year 2024 include an immaterial impact of a prior period adjustment in the US region.

customers & products
Financial results
•The replacement cost (RC) profit before interest and tax for the fourth quarter and full year was $1,415 million and $4,100 million respectively, compared with a loss of $1,921 million and $1,043 million for the same periods in 2024. The fourth quarter and full year are adjusted by a favourable impact of net adjusting items* of $69 million and an adverse impact of $1,172 million respectively, compared with an adverse impact of net adjusting items of $1,619 million and $3,560 million for the same periods in 2024. See page 27 for more information on adjusting items.
•After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* (underlying result) for the fourth quarter and full year was $1,346 million and $5,272 million respectively, compared with a loss of $302 million and a profit of $2,517 million for the same periods in 2024.
•The customers & products underlying result for the fourth quarter and full year was significantly higher than the same periods in 2024, reflecting stronger performance both in customers and products.
•customers – the customers underlying result for the fourth quarter and full year was higher compared with the same periods in 2024. The underlying result benefited from stronger integrated performance across fuels and midstream and lower underlying operating expenditure* supported by structural cost reductions*. The full year reflects a more than 15% increase in Castrol's earnings with continued quarterly year-on-year growth for 10 consecutive quarters.
•products – the products underlying result for the fourth quarter and full year was significantly higher compared with the same periods in 2024. In refining, the fourth quarter benefited from significantly higher realized margins and a lower level of turnaround activities. The significantly higher products underlying result for the full year was primarily driven by higher realized margins, the absence of the first quarter 2024 plant-wide power outage at the Whiting refinery and higher commercial optimization. Both the fourth quarter and full year benefited from lower underlying operating expenditure driven by structural cost reductions. The oil trading contribution for the fourth quarter and full year was broadly flat compared with the same periods in 2024.
Operational update
•bp-operated refining availability* for the fourth quarter and full year was 96.0% and 96.3%, compared with 94.8% and 94.3% for the same periods in 2024. The full year was higher reflecting improved reliability and notably the absence of the Whiting refinery power outage.
Strategic progress
•In December bp reached an agreement to sell a 65% shareholding in Castrol at an enterprise value of $10.1 billion. bp’s retained stake in a new joint venture provides exposure to Castrol’s growth plan while retaining optionality to realize further value in the future. The transaction is expected to complete by the end of 2026, subject to regulatory approvals.
•In December bp completed the sale of its mobility and convenience and bp pulse businesses in the Netherlands to Catom, a distributor of conventional and renewable fuels and lubricants. The transaction included around 300 bp-owned or branded retail sites, as well as 15 operational bp pulse EV charging hubs, eight under development and the associated Dutch fleet business.

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2025	2025	2024	2025	2024
Profit (loss) before interest and tax(a)	541	1,531	(1,935)	2,747	(1,522)
Inventory holding (gains) losses*	874	79	14	1,353	479
RC profit (loss) before interest and tax(a)	1,415	1,610	(1,921)	4,100	(1,043)
Net (favourable) adverse impact of adjusting items(a)	(69)	106	1,619	1,172	3,560
Underlying RC profit before interest and tax	1,346	1,716	(302)	5,272	2,517
Of which:(b)
customers – convenience & mobility	877	1,167	527	3,764	2,584
Castrol – included in customers	227	261	220	971	831
products – refining & trading	469	549	(829)	1,508	(67)
Taxation on an underlying RC basis	(379)	(360)	73	(1,066)	(452)
Underlying RC profit before interest	967	1,356	(229)	4,206	2,065
(a)Comparative periods in 2024 have been restated for material items to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.
(b)A reconciliation to RC profit before interest and tax by business is provided on page 31.

customers & products (continued)

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
Adjusted EBITDA*(c)
customers – convenience & mobility	1,492	1,174	6,207	4,719
Castrol – included in customers	262	267	1,150	1,007
products – refining & trading	909	(365)	3,210	1,755
	2,401	809	9,417	6,474

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,055	1,111	4,145	3,957

Capital expenditure*
customers – convenience & mobility	1,122	541	2,480	2,059
Castrol – included in customers	51	60	161	227
products – refining & trading(d)	439	474	1,591	1,730
Total capital expenditure(d)	1,561	1,015	4,071	3,789
(c)A reconciliation to RC profit before interest and tax by business is provided on page 31.
(d)Comparative periods in 2024 have been restated to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.

	Fourth	Fourth
	quarter	quarter	Year	Year
Marketing sales of refined products (mb/d)	2025	2024	2025	2024
US	1,197	1,244	1,230	1,209
Europe	998	993	999	1,035
Rest of World	478	493	467	470
	2,673	2,730	2,696	2,714
Trading/supply sales of refined products	497	397	494	373
Total sales volume of refined products	3,170	3,127	3,190	3,087

bp average refining indicator margin* (RIM) ($/bbl)	15.2	7.2	12.8	10.7

Refinery throughputs (mb/d)
US	611	583	635	612
Europe	849	807	805	782
Total refinery throughputs	1,460	1,390	1,440	1,394

bp-operated refining availability* (%)	96.0	94.8	96.3	94.3

other businesses & corporate
Other businesses & corporate comprises technology, bp ventures, our corporate activities & functions and any residual costs of the Gulf of America oil spill.
Financial results
•The replacement cost (RC) loss before interest and tax for the fourth quarter and full year was $386 million and $40 million respectively, compared with a loss of $1,161 million and $988 million for the same periods in 2024. The fourth quarter and full year are adjusted by an adverse impact of net adjusting items* of $82 million and a favourable impact of net adjusting items of $608 million respectively, compared with an adverse impact of net adjusting items of $634 million and $380 million for the same periods in 2024. Adjusting items include favourable impacts of fair value accounting effects* of $61 million for the quarter and $1,157 million for the full year in 2025, and an adverse impact of $493 million and $221 million for the same periods in 2024. See page 27 for more information on adjusting items.
•After adjusting RC loss before interest and tax for adjusting items, the underlying RC loss before interest and tax* for the fourth quarter and full year was $304 million and $648 million respectively, compared with $527 million and $608 million for the same periods in 2024.

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2025	2025	2024	2025	2024
Profit (loss) before interest and tax	(386)	(277)	(1,161)	(40)	(988)
Inventory holding (gains) losses*	—	—	—	—	—
RC profit (loss) before interest and tax	(386)	(277)	(1,161)	(40)	(988)
Net (favourable) adverse impact of adjusting items(a)	82	88	634	(608)	380
Underlying RC profit (loss) before interest and tax	(304)	(189)	(527)	(648)	(608)
Taxation on an underlying RC basis	151	106	254	399	292
Underlying RC profit (loss) before interest	(153)	(83)	(273)	(249)	(316)
(a)Includes fair value accounting effects relating to hybrid bonds. See page 35 for more information.

Financial statements
Group income statement

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024

Sales and other operating revenues (Note 5)	47,383	45,752	189,335	189,185
Earnings from joint ventures – after interest and tax	(1,044)	75	(300)	909
Earnings from associates – after interest and tax	239	240	918	1,084
Interest and other income	452	1,540	1,609	2,773
Gains on sale of businesses and fixed assets	712	481	987	678
Total revenues and other income	47,742	48,088	192,549	194,629
Purchases	28,014	27,264	110,640	113,941
Production and manufacturing expenses	6,759	8,041	25,646	26,584
Production and similar taxes	406	402	1,698	1,799
Depreciation, depletion and amortization (Note 6)	4,526	4,257	17,822	16,622
Net impairment and losses on sale of businesses and fixed assets (Note 3)	3,624	3,107	6,037	6,995
Exploration expense	104	176	570	974
Distribution and administration expenses	4,570	4,098	17,494	16,417
Profit (loss) before interest and taxation	(261)	743	12,642	11,297
Finance costs	1,289	1,291	5,106	4,683
Net finance (income) expense relating to pensions and other post-employment benefits	(47)	(45)	(210)	(168)
Profit (loss) before taxation	(1,503)	(503)	7,746	6,782
Taxation	1,622	1,117	6,451	5,553
Profit (loss) for the period	(3,125)	(1,620)	1,295	1,229
Attributable to
bp shareholders	(3,422)	(1,959)	55	381
Non-controlling interests	297	339	1,240	848
	(3,125)	(1,620)	1,295	1,229

Earnings per share (Note 7)
Profit (loss) for the period attributable to bp shareholders
Per ordinary share (cents)
Basic	(22.21)	(12.33)	0.35	2.38
Diluted	(22.21)	(12.33)	0.34	2.32
Per ADS (dollars)
Basic	(1.33)	(0.74)	0.02	0.14
Diluted	(1.33)	(0.74)	0.02	0.14

Condensed group statement of comprehensive income

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024

Profit (loss) for the period	(3,125)	(1,620)	1,295	1,229
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences(a)	(3)	(1,540)	1,863	(1,292)
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets(b)	19	1,004	41	1,004
Cash flow hedges and costs of hedging	37	(209)	221	(535)
Share of items relating to equity-accounted entities, net of tax	(3)	27	(4)	(12)
Income tax relating to items that may be reclassified	(4)	(79)	(22)	48
	46	(797)	2,099	(787)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	109	(3)	(221)	(360)
Remeasurements of equity investments	(7)	(9)	(6)	(47)
Cash flow hedges that will subsequently be transferred to the balance sheet	2	(8)	5	(1)
Income tax relating to items that will not be reclassified(c)	(28)	(11)	55	734
	76	(31)	(167)	326
Other comprehensive income	122	(828)	1,932	(461)
Total comprehensive income	(3,003)	(2,448)	3,227	768
Attributable to
bp shareholders	(3,293)	(2,698)	1,872	7
Non-controlling interests	290	250	1,355	761
	(3,003)	(2,448)	3,227	768

(a)Full year 2025, fourth quarter 2024 and full year 2024 are principally affected by movements in the Pound Sterling against the US dollar.
(b)Fourth quarter and full year 2024 include $942 million recycling of cumulative foreign exchange losses from reserves relating to the sale of bp's Türkiye ground fuels business to Petrol Ofisi.
(c)Full year 2024 includes a $658-million credit in respect of the reduction in the deferred tax liability on defined benefit pension plan surpluses following the reduction in the rate of the authorized surplus payments tax charge in the UK from 35% to 25%.

Condensed group statement of changes in equity

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2025	59,246	16,649	2,423	78,318

Total comprehensive income	1,872	799	556	3,227
Dividends	(5,087)	—	(524)	(5,611)
Cash flow hedges transferred to the balance sheet, net of tax	(6)	—	—	(6)
Repurchase of ordinary share capital	(4,012)	—	—	(4,012)
Share-based payments, net of tax	1,112	—	—	1,112
Share of equity-accounted entities’ changes in equity, net of tax	1	—	—	1
Issue of perpetual hybrid bonds(a)	—	500	—	500
Redemption of perpetual hybrid bonds, net of tax(b)	—	(1,200)	—	(1,200)
Payments on perpetual hybrid bonds	(9)	(793)	—	(802)
Transactions involving non-controlling interests, net of tax(c)(d)	(65)	—	2,538	2,473
At 31 December 2025	53,052	15,955	4,993	74,000

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2024	70,283	13,566	1,644	85,493

Total comprehensive income	7	641	120	768
Dividends	(5,018)	—	(375)	(5,393)
Cash flow hedges transferred to the balance sheet, net of tax	(10)	—	—	(10)
Repurchase of ordinary share capital	(7,302)	—	—	(7,302)
Share-based payments, net of tax	1,083	—	—	1,083
Issue of perpetual hybrid bonds	(22)	4,352	—	4,330
Redemption of perpetual hybrid bonds, net of tax	9	(1,300)	—	(1,291)
Payments on perpetual hybrid bonds	—	(610)	—	(610)
Transactions involving non-controlling interests, net of tax	216	—	1,034	1,250
At 31 December 2024	59,246	16,649	2,423	78,318
(a)During the full year 2025 a group subsidiary issued perpetual subordinated hybrid securities of $0.5 billion, the proceeds of which were specifically earmarked to fund BP Alternative Energy Investments Ltd including the funding of Lightsource bp. This transaction resulted in a reduction of net debt and gearing.
(b)During the full year 2025, BP Capital Markets p.l.c. exercised its option to redeem $1.2 billion of hybrid bonds.
(c)During the full year 2025, a group subsidiary that holds a 12% stake in the Trans-Anatolian Natural Gas Pipeline (TANAP), issued $1.0 billion of equity instruments with preferred distributions. The group retains control over the ability to defer these distributions which are not guaranteed, and investors cannot redeem their shares except under specific conditions that are within the group's control.
(d)During the fourth quarter and full year 2025, a group subsidiary that holds interests in Permian and Eagle Ford midstream assets, divested equity instruments with preferred distributions for proceeds of $1.5 billion. The group retains control over the ability to defer these distributions which are not guaranteed, and investors cannot redeem their shares except under specific conditions that are within the group's control.

Group balance sheet

	31 December	31 December
$ million	2025	2024
Non-current assets
Property, plant and equipment	98,633	100,238
Goodwill	10,300	14,888
Intangible assets	8,197	9,646
Investments in joint ventures	13,400	12,291
Investments in associates	7,325	7,741
Other investments	857	1,292
Fixed assets	138,712	146,096
Loans	1,991	1,961
Trade and other receivables	2,376	1,815
Derivative financial instruments	20,957	16,114
Prepayments	608	548
Deferred tax assets	4,325	5,403
Defined benefit pension plan surpluses	7,771	7,457
	176,740	179,394
Current assets
Loans	457	223
Inventories	22,499	23,232
Trade and other receivables	26,014	27,127
Derivative financial instruments	5,180	5,112
Prepayments	3,422	2,594
Current tax receivable	1,153	1,096
Other investments	158	165
Cash and cash equivalents	36,556	39,204
	95,439	98,753
Assets classified as held for sale (Note 2)	6,347	4,081
	101,786	102,834
Total assets	278,526	282,228
Current liabilities
Trade and other payables	56,843	58,411
Derivative financial instruments	4,413	4,347
Accruals	5,572	6,071
Lease liabilities	2,832	2,660
Finance debt	3,356	4,474
Current tax payable	1,262	1,573
Provisions	4,709	3,600
	78,987	81,136
Liabilities directly associated with assets classified as held for sale (Note 2)	1,594	1,105
	80,581	82,241
Non-current liabilities
Other payables	7,975	9,409
Derivative financial instruments	19,667	18,532
Accruals	1,834	1,326
Lease liabilities	11,739	9,340
Finance debt	54,602	55,073
Deferred tax liabilities	7,642	8,428
Provisions	15,670	14,688
Defined benefit pension plan and other post-employment benefit plan deficits	4,816	4,873
	123,945	121,669
Total liabilities	204,526	203,910
Net assets	74,000	78,318
Equity
bp shareholders’ equity	53,052	59,246
Non-controlling interests	20,948	19,072
Total equity	74,000	78,318

Condensed group cash flow statement

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
Operating activities
Profit (loss) before taxation	(1,503)	(503)	7,746	6,782
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	4,551	4,381	18,165	17,389
Net impairment and (gain) loss on sale of businesses and fixed assets	2,912	2,626	5,050	6,317
Earnings from equity-accounted entities, less dividends received	1,461	303	1,493	30
Remeasurement of joint ventures	—	(917)	—	(917)
Net charge for interest and other finance expense, less net interest paid	486	602	1,229	1,642
Share-based payments	197	228	1,077	1,174
Net operating charge for pensions and other post-employment benefits, less contributions and benefit payments for unfunded plans	(9)	(64)	(152)	(182)
Net charge for provisions, less payments	(416)	(185)	1,294	(152)
Movements in inventories and other current and non-current assets and liabilities	1,785	2,752	(4,820)	3,975
Income taxes paid	(1,862)	(1,796)	(6,589)	(8,761)
Net cash provided by operating activities	7,602	7,427	24,493	27,297
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,463)	(3,893)	(13,221)	(15,297)
Acquisitions, net of cash acquired	(642)	493	(935)	53
Investment in joint ventures	(22)	(326)	(267)	(850)
Investment in associates	(41)	—	(110)	(143)
Total cash capital expenditure	(4,168)	(3,726)	(14,533)	(16,237)
Proceeds from disposal of fixed assets	498	211	1,142	328
Proceeds from disposal of businesses, net of cash disposed	1,604	1,738	1,714	2,578
Proceeds from loan repayments	63	22	173	81
Cash provided from investing activities	2,165	1,971	3,029	2,987
Net cash used in investing activities	(2,003)	(1,755)	(11,504)	(13,250)
Financing activities
Net issue (repurchase) of shares (Note 7)	(826)	(1,625)	(4,486)	(7,127)
Lease liability payments	(764)	(757)	(3,091)	(2,833)
Proceeds from long-term financing	487	3,260	2,724	10,656
Repayments of long-term financing	(2,231)	(717)	(5,695)	(2,970)
Net increase (decrease) in short-term debt	(361)	(2,958)	(343)	(2,966)
Issue of perpetual hybrid bonds(a)	—	3,034	500	4,330
Redemption of perpetual hybrid bonds(a)	—	—	(1,200)	(1,288)
Payments relating to perpetual hybrid bonds	(308)	(255)	(1,196)	(1,053)
Payments relating to transactions involving non-controlling interests (Other interest)	—	(21)	(2)	(21)
Receipts relating to transactions involving non-controlling interests (Other interest)(a)	1,501	836	2,474	1,353
Dividends paid - bp shareholders	(1,276)	(1,283)	(5,059)	(5,003)
- non-controlling interests	(150)	(93)	(506)	(375)
Net cash provided by (used in) financing activities	(3,928)	(579)	(15,880)	(7,297)
Currency translation differences relating to cash and cash equivalents	(2)	(419)	246	(511)
Increase (decrease) in cash and cash equivalents	1,669	4,674	(2,645)	6,239
Cash and cash equivalents at beginning of period	34,955	34,595	39,269	33,030
Cash and cash equivalents at end of period(b)	36,624	39,269	36,624	39,269

(a)See Condensed group statement of changes in equity - footnotes (a) - (d) for further information.
(b)Fourth quarter and full year 2025 include $68 million (fourth quarter and full year 2024 $65 million) of cash and cash equivalents classified as assets held for sale in the group balance sheet.

Notes
Note 1. Basis of preparation
The results for the periods presented herein are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2024 included in bp Annual Report and Form 20-F 2024.
bp prepares its consolidated financial statements included within bp Annual Report and Form 20-F on the basis of United Kingdom adopted international accounting standards and IFRS Accounting Standards® (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing bp Annual Report and Form 20-F 2025 which are the same as those used in preparing bp Annual Report and Form 20-F 2024.
There are no new or amended standards or interpretations adopted from 1 January 2025 onwards that have a significant impact on the financial information.
UK Energy Profits Levy
In October 2024, the UK government announced changes (effective from 1 November 2024) to the Energy Profits Levy including a 3% increase in the rate taking the headline rate of tax on North Sea profits to 78%, an extension to the period of application of the Levy to 31 March 2030 and the removal of the Levy’s main investment allowance. The changes to the rate and to the investment allowance were substantively enacted in 2024. The extension of the Levy to 31 March 2030 was substantively enacted in the first quarter 2025, resulting in a non-cash deferred charge of $539 million.
Germany tax legislation
On 11 July 2025, the German federal government substantively enacted a number of changes to its tax legislation, including a 5% reduction in the corporate income tax rate by 2032. The reduction in the tax rate will be phased in by means of a 1% reduction each year between 2028 and 2032 and has resulted in a non-cash deferred tax charge of $233 million in the third quarter 2025.
Change in segmentation
During the first quarter of 2025, our Archaea business has moved from the customers & products segment to the gas & low carbon energy segment. The change in segmentation is consistent with a change in the way that resources are allocated, and performance is assessed by the chief operating decision maker, who for bp is the group chief executive.
Comparative information for 2024 has been restated where material to reflect the changes in reportable segments.

Significant accounting judgements and estimates
bp's significant accounting judgements and estimates were disclosed in bp Annual Report and Form 20-F 2024. These have been subsequently considered at the end of this quarter to determine if any changes were required to those judgements and estimates.
Impairment testing assumptions
The group’s value-in-use impairment testing price assumptions for Brent oil and Henry Hub gas were revised during the fourth quarter from those disclosed in the bp Annual Report and Form 20-F 2024. The revised price assumptions have been rebased in real 2024 terms. Brent oil prices in real 2024 terms were reduced in the short-term reflecting greater crude supply. Medium to long term prices steadily decline to a higher price of $60/bbl in 2050 continuing to reflect the assumption that the energy system decarbonizes but at a slower rate. The price assumptions for the Henry Hub gas price have been reduced in the short term, reflecting higher supply in the market. Prices then steadily increase in the medium term, as supply and demand rebalance before remaining steady at $4.50/mmBtu up to 2050. A summary of the group’s price assumptions for value-in-use impairment testing, in real 2024 terms, is provided below:

	2026	2030	2040	2050
Brent oil ($/bbl)	70	70	67	60
Henry Hub gas ($/mmBtu)	3.80	4.10	4.50	4.50
The post-tax discount rate used for value-in-use impairment testing of assets other than certain low carbon energy assets was maintained at 8% (31 December 2024: 8%).
Provisions
The nominal risk-free discount rate applied to provisions is reviewed on a quarterly basis. The discount rate applied to the group's provisions remains at 4.5% (31 December 2024 4.5%).

Note 2. Non-current assets held for sale
The carrying amount of assets classified as held for sale at 31 December 2025 is $6,347 million, with associated liabilities of $1,594 million.
Gas & low carbon energy
On 24 October 2024, bp completed the acquisition of the remaining 50.03% of Lightsource bp. The acquisition included certain assets for which sales processes were in progress at the acquisition date. Completion of the sale of these assets is expected in the first half of 2026. The carrying amount of assets classified as held for sale at 31 December 2025 is $1,916 million, with associated liabilities of $1,254 million.
On 18 July 2025, bp announced that it planned to sell its US onshore wind energy business, bp Wind Energy to LS Power. The business has interests in ten operating onshore wind energy assets across seven US states. The transaction completed on 9 December 2025. The related assets and liabilities of those projects, previously classified as held for sale, were derecognised on that date.
Customers & products
On 9 July 2025, bp announced the sale of its Netherlands mobility & convenience and bp pulse businesses to Catom BV. The transaction includes bp’s Dutch retail sites, EV charging hubs and the associated fleet business. The sale completed on 1 December 2025.
On 24 December 2025, bp announced an agreement with Stonepeak to divest a 65% shareholding in the Castrol business with bp retaining a 35% interest through a holding in a newly incorporated entity. Cash proceeds are estimated at $6 billion. The transaction is expected to complete by the end of 2026, subject to regulatory approvals. The carrying amount of assets classified as held for sale at 31 December 2025 is $4,431 million including $2,760 million of goodwill that arose on the acquisition of Castrol in 2000, with associated liabilities of $340 million. The shares to be held by Stonepeak are subject to preferred distributions, the effect of which is that bp does not expect to recognize income or dividends from the investment in the short to medium term.

Note 3. Impairment and losses on sale of businesses and fixed assets
Net impairment charges and losses on sale of businesses and fixed assets for the fourth quarter and full year were $3,624 million and $6,037 million respectively, compared with net charges of $3,107 million and $6,995 million for the same periods in 2024 and include net impairment charges for the fourth quarter and full year of $3,464 million and $5,395 million respectively, compared with net impairment charges of $1,514 million and $5,189 million for the same periods in 2024.
Gas & low carbon energy
Fourth quarter and full year 2025 impairments includes a net impairment charge of $3,157 million and $4,038 million respectively, compared with net charges of $890 million and $2,749 million for the same periods in 2024 in the gas & low carbon energy segment. The net impairment charge in both the fourth quarter and full year 2025 primarily relates to Lightsource bp and Archaea. In addition, a further $1,007 million and $1,082 million pre-tax impairment charges have been recognized in the fourth quarter and full year 2025 respectively through equity-accounted earnings primarily relating to the Archaea and offshore wind businesses.
Oil production & operations
Fourth quarter and full year 2025 impairments includes a net impairment charge of $113 million and $442 million respectively, compared with a reversal of $129 million and net impairment charge of $771 million for the same periods in 2024 in the oil production & operations segment. In addition, a further $122 million and $293 million pre-tax impairment charges have been recognized in the fourth quarter and full year 2025 respectively through equity-accounted earnings.
Customers & products
Fourth quarter and full year 2025 impairments includes a net impairment charge of $194 million and $913 million respectively, compared with net charges of $746 million and $1,660 million for the same periods in 2024 in the customers & products segment.

Note 4. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
gas & low carbon energy(a)	(2,172)	1,324	1,330	3,052
oil production & operations	1,735	2,571	8,558	10,789
customers & products(a)	1,415	(1,921)	4,100	(1,043)
other businesses & corporate	(386)	(1,161)	(40)	(988)
	592	813	13,948	11,810
Consolidation adjustment – UPII*	21	(49)	45	(25)
	613	764	13,993	11,785
Inventory holding gains (losses)*
gas & low carbon energy	—	—	—	—
oil production & operations	—	(7)	2	(9)
customers & products	(874)	(14)	(1,353)	(479)
Profit (loss) before interest and tax	(261)	743	12,642	11,297
Finance costs	1,289	1,291	5,106	4,683
Net finance expense/(income) relating to pensions and other post-employment benefits	(47)	(45)	(210)	(168)
Profit (loss) before taxation	(1,503)	(503)	7,746	6,782

RC profit (loss) before interest and tax*
US	(895)	(117)	2,687	4,160
Non-US	1,508	881	11,306	7,625
	613	764	13,993	11,785
(a)Comparative periods in 2024 have been restated for material items to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.

Note 5. Sales and other operating revenues

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
By segment
gas & low carbon energy	10,728	9,618	40,333	32,628
oil production & operations	5,740	6,078	24,527	25,637
customers & products	36,474	35,969	148,783	155,401
other businesses & corporate	582	544	2,232	2,290
	53,524	52,209	215,875	215,956

Less: sales and other operating revenues between segments
gas & low carbon energy	454	559	1,832	1,585
oil production & operations	5,332	5,482	22,876	23,237
customers & products	(14)	137	43	317
other businesses & corporate	369	279	1,789	1,632
	6,141	6,457	26,540	26,771

External sales and other operating revenues
gas & low carbon energy	10,274	9,059	38,501	31,043
oil production & operations	408	596	1,651	2,400
customers & products	36,488	35,832	148,740	155,084
other businesses & corporate	213	265	443	658
Total sales and other operating revenues	47,383	45,752	189,335	189,185

By geographical area
US	17,652	18,212	74,599	77,798
Non-US	37,686	35,265	147,497	148,017
	55,338	53,477	222,096	225,815
Less: sales and other operating revenues between areas	7,955	7,725	32,761	36,630
	47,383	45,752	189,335	189,185

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	592	515	2,063	2,219
Oil products	28,199	27,634	114,207	121,019
Natural gas, LNG and NGLs	6,973	7,268	27,477	24,464
Non-oil products and other revenues from contracts with customers	4,274	4,113	15,132	13,362
Revenue from contracts with customers	40,038	39,530	158,879	161,064
Other operating revenues(a)	7,345	6,222	30,456	28,121
Total sales and other operating revenues	47,383	45,752	189,335	189,185

(a)Principally relates to commodity derivative transactions including sales of bp own production in trading books.

Note 6. Depreciation, depletion and amortization

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,173	1,153	4,969	4,835
oil production & operations	2,038	1,734	7,719	6,797
customers & products	1,055	1,111	4,145	3,957
other businesses & corporate	260	259	989	1,033
	4,526	4,257	17,822	16,622
Total depreciation, depletion and amortization by geographical area
US	1,780	1,739	7,311	6,747
Non-US	2,746	2,518	10,511	9,875
	4,526	4,257	17,822	16,622

Note 7. Earnings per share and shares in issue
Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Against the authority granted at bp's 2025 annual general meeting, 141 million ordinary shares repurchased were settled during the fourth quarter 2025 for a total cost of $826 million. All of these shares were held as treasury shares. A further 74 million ordinary shares were repurchased between the end of the reporting period and the date when the financial statements are authorised for issue for a total cost of $448 million. This amount has been accrued at 31 December 2025. The number of shares in issue is reduced when shares are repurchased, but is not reduced in respect of the period-end commitment to repurchase shares subsequent to the end of the period.
The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.
For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
Results for the period
Profit (loss) for the period attributable to bp shareholders	(3,422)	(1,959)	55	381
Less: preference dividend	—	—	1	1
Less: (gain) loss on redemption of perpetual hybrid bonds	—	—	—	(10)
Profit (loss) attributable to bp ordinary shareholders	(3,422)	(1,959)	54	390

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	15,409,755	15,885,184	15,586,782	16,385,535
ADS equivalent(c)	2,568,292	2,647,530	2,597,797	2,730,922

Weighted average number of shares outstanding used to calculate diluted earnings per share	15,409,755	15,885,184	15,913,000	16,816,664
ADS equivalent(c)	2,568,292	2,647,530	2,652,166	2,802,777

Shares in issue at period-end	15,377,210	15,851,028	15,377,210	15,851,028
ADS equivalent(c)	2,562,868	2,641,838	2,562,868	2,641,838
(a)If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The numbers of potentially issuable shares that have been excluded from the calculation for the fourth quarter 2025 are 251,360 thousand (ADS equivalent 41,893 thousand) and for the fourth quarter 2024 are 367,276 thousand (ADS equivalent 61,213 thousand).
(b)Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(c)One ADS is equivalent to six ordinary shares.

Issued ordinary share capital as at 31 December 2025 comprised 15,628,880,285 ordinary shares (31 December 2024 16,180,991,411 ordinary shares). This includes shares held in trust to settle future employee share plan obligations and excludes 857,432,709 ordinary shares which have been bought back and are held in treasury by bp (31 December 2024 481,473,840 ordinary shares).

Note 8. Dividends
Dividends payable
bp today announced an interim dividend of 8.320 cents per ordinary share which is expected to be paid on 27 March 2026 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 20 February 2026. The ex-dividend date will be 19 February 2026 for ordinary shareholders and 20 February 2026 for ADS holders. The corresponding amount in sterling is due to be announced on 17 March 2026, calculated based on the average of the market exchange rates over three dealing days between 11 March 2026 and 13 March 2026. Holders of ADSs are expected to receive $0.4992 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the fourth quarter 2025 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the fourth quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	Fourth	Fourth
	quarter	quarter	Year	Year
	2025	2024	2025	2024
Dividends paid per ordinary share
cents	8.320	8.000	32.640	30.540
pence	6.239	6.296	24.509	23.720
Dividends paid per ADS (cents)	49.92	48.00	195.84	183.24

Note 9. Net debt

Net debt*	31 December	31 December
$ million	2025	2024
Finance debt(a)	57,958	59,547
Fair value (asset) liability of hedges related to finance debt(b)	780	2,654
	58,738	62,201
Less: cash and cash equivalents	36,556	39,204
Net debt(c)	22,182	22,997
Total equity	74,000	78,318
Gearing*	23.1%	22.7%
(a)The fair value of finance debt at 31 December 2025 was $54,935 million (31 December 2024 $54,966 million).
(b)Derivative financial instruments entered into for the purpose of managing foreign currency exchange risk associated with net debt with a fair value liability position of $94 million at 31 December 2025 (fourth quarter 2024 liability of $166 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.
(c)Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.

As part of actively managing its debt portfolio, in the fourth quarter the group bought back $2.0 billion of finance debt consisting entirely of US dollar bonds. These transactions had no significant impact on net debt or gearing.

Note 10. Statutory accounts
The financial information shown in this publication, which was approved by the Board of Directors on 9 February 2026, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in bp Annual Report and Form 20-F 2025.

Additional information
Capital expenditure*
Capital expenditure is a measure that provides useful information to understand how bp’s management allocates resources including the investment of funds in projects which expand the group’s activities through acquisition.

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
Capital expenditure
Organic capital expenditure*	3,524	4,229	13,613	16,135
Inorganic capital expenditure*(a)	644	(503)	920	102
	4,168	3,726	14,533	16,237

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
Capital expenditure by segment
gas & low carbon energy(a)(b)	889	1,121	3,410	5,842
oil production & operations	1,636	1,478	6,760	6,198
customers & products(b)	1,561	1,015	4,071	3,789
other businesses & corporate	82	112	292	408
	4,168	3,726	14,533	16,237
Capital expenditure by geographical area
US	1,529	1,765	6,129	6,566
Non-US	2,639	1,961	8,404	9,671
	4,168	3,726	14,533	16,237
(a)Fourth quarter and full year 2025 include the final payment for the bp Bunge Bioenergia acquisition. Fourth quarter and full year 2024 include the cash acquired net of acquisition payments on completion of the bp Bunge Bioenergia and Lightsource bp acquisitions.
(b)Comparative periods in 2024 have been restated to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.

Adjusting items*
Adjusting items are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures.

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
gas & low carbon energy
Gains on sale of businesses and fixed assets	190	268	258	297
Net impairment and losses on sale of businesses and fixed assets(a)(b)	(3,154)	(1,623)	(4,448)	(3,521)
Environmental and related provisions	—	—	—	—
Restructuring, integration and rationalization costs	1	(1)	(2)	(25)
Fair value accounting effects(c)(d)	453	(377)	1,270	(1,550)
Other(e)	(1,051)	1,070	(1,115)	1,048
	(3,561)	(663)	(4,037)	(3,751)
oil production & operations
Gains on sale of businesses and fixed assets	231	35	407	144
Net impairment and losses on sale of businesses and fixed assets(b)	(217)	129	(552)	(790)
Environmental and related provisions	(37)	(60)	(268)	5
Restructuring, integration and rationalization costs	11	(14)	(67)	(15)
Fair value accounting effects	—	—	—	—
Other(f)	(211)	(443)	(376)	(492)
	(223)	(353)	(856)	(1,148)
customers & products
Gains on sale of businesses and fixed assets	288	169	317	190
Net impairment and losses on sale of businesses and fixed assets(a)(b)	(253)	(1,531)	(1,030)	(2,600)
Environmental and related provisions	(66)	(102)	(68)	(99)
Restructuring, integration and rationalization costs	(47)	(85)	(241)	(123)
Fair value accounting effects(d)	34	(119)	(207)	(81)
Other(g)	113	49	57	(847)
	69	(1,619)	(1,172)	(3,560)
other businesses & corporate
Gains on sale of businesses and fixed assets	3	4	5	39
Net impairment and losses on sale of businesses and fixed assets	—	(28)	(5)	(19)
Environmental and related provisions	(182)	(98)	(320)	(87)
Restructuring, integration and rationalization costs	35	(21)	(210)	(59)
Fair value accounting effects(d)	61	(493)	1,157	(221)
Gulf of America oil spill	(4)	(12)	(31)	(51)
Other	5	14	12	18
	(82)	(634)	608	(380)

Total before interest and taxation	(3,797)	(3,269)	(5,457)	(8,839)
Finance costs(h)	(80)	(150)	(428)	(505)
Total before taxation	(3,877)	(3,419)	(5,885)	(9,344)
Taxation on adjusting items(i)(j)	(418)	266	246	1,495
Taxation – tax rate change effect(k)	(2)	32	(774)	(316)
Total after taxation for period	(4,297)	(3,121)	(6,413)	(8,165)
(a)Comparative periods in 2024 have been restated to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.
(b)See Note 3 for further information.
(c)Under IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect includes the change in value of LNG contracts that are being risk managed, and the underlying result reflects how bp risk-manages its LNG contracts.
(d)For further information, including the nature of fair value accounting effects reported in each segment, see pages 5, 8 and 35.
(e)Fourth quarter and full year 2025 include $1,007 million and $1,082 million impairment charges recognized through equity-accounted earnings primarily relating to the Archaea and offshore wind businesses. Fourth quarter and full year 2024 include a $508 million gain relating to the remeasurement of bp's pre-existing 49.97% interest in Lightsource bp and $498 million relating to the remeasurement of certain US assets excluded from the Lightsource bp acquisition.
(f)Fourth quarter and full year 2024 includes $429 million of impairment charges recognized through equity-accounted earnings relating to our interest in Pan American Energy Group.
(g)Full year 2024 includes the initial recognition of onerous contract provisions related to Gelsenkirchen refinery. The unwind of these provisions in the subsequent quarters are reported as an adjusting item as the contractual obligations are settled.
(h)Includes the unwinding of discounting effects relating to Gulf of America oil spill payables, the income statement impact of temporary valuation differences related to the group’s interest rate and foreign currency exchange risk management associated with finance debt, and the unwinding of discounting effects relating to certain onerous contract provisions.

(i)Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.
(j)Fourth quarter and full year 2025 include limited tax relief on impairment charges and the impact of the reassessment of the recognition of deferred tax assets.
(k)Full year 2025 includes the deferred tax impact of a change in the tax rate in Germany. Full year 2025 and full year 2024 include revisions to the deferred tax impact of the introduction of the UK Energy Profits Levy (EPL) on temporary differences existing at the opening balance sheet date. The EPL increases the headline rate of tax on taxable profits from bp’s North Sea business to 78%. In the first quarter 2025 a two-year extension of the EPL to 31 March 2030 was substantively enacted. See Note 1 for further information.
Net debt including leases*
Gearing including leases and net debt including leases are non-IFRS measures that provide the impact of the group’s lease portfolio on net debt and gearing.

Net debt including leases	31 December	31 December
$ million	2025	2024
Net debt*	22,182	22,997
Lease liabilities	14,571	12,000
Net partner (receivable) payable for leases entered into on behalf of joint operations	(1,067)	(88)
Net debt including leases	35,686	34,909
Total equity	74,000	78,318
Gearing including leases*	32.5%	30.8%

Gulf of America oil spill

	31 December	31 December
$ million	2025	2024
Gulf of America oil spill payables and provisions	(7,256)	(7,958)
Of which - current	(1,522)	(1,127)

Deferred tax asset	1,110	1,205
During the second quarter pre-tax payments of $1,129 million were made relating to the 2016 consent decree and settlement agreement with the United States and the five Gulf coast states. Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of America oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of America oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in bp Annual Report and Form 20-F 2024 - Financial statements - Notes 7, 22, 23, 29, and 33.

Adjusted earnings before interest, taxation, depreciation and amortization (adjusted EBITDA)*
Adjusted EBITDA is a non-IFRS measure closely tracked by bp's management to evaluate the underlying trends in bp’s operating performance on a comparable basis, period on period.

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
Profit (loss) for the period	(3,125)	(1,620)	1,295	1,229
Finance costs	1,289	1,291	5,106	4,683
Net finance (income) expense relating to pensions and other post-employment benefits	(47)	(45)	(210)	(168)
Taxation	1,622	1,117	6,451	5,553
Profit before interest and tax	(261)	743	12,642	11,297
Inventory holding (gains) losses*, before tax	874	21	1,351	488
	613	764	13,993	11,785
Net (favourable) adverse impact of adjusting items*, before interest and tax	3,797	3,269	5,457	8,839
	4,410	4,033	19,450	20,624
Add back:
Depreciation, depletion and amortization	4,526	4,257	17,822	16,622
Exploration expenditure written off	25	123	343	766
Adjusted EBITDA	8,961	8,413	37,615	38,012

Return on average capital employed (ROACE)*

	Year	Year
$ million	2025	2024
Profit for the year attributable to bp shareholders	55	381
Inventory holding (gains) losses*, before tax	1,351	488
Taxation charge (credit) on inventory holding gains and losses	(334)	(119)
Net (favourable) adverse impact of adjusting items*, before tax	5,885	9,344
Taxation charge (credit) on adjusting items	528	(1,179)
Underlying replacement cost (RC) profit*	7,485	8,915
Interest expense, before tax(a)	3,339	3,113
Taxation on interest expense	(539)	(404)
Non-controlling interests	1,240	848
	11,525	12,472
Total equity	74,000	78,318
Finance debt	57,958	59,547
Capital employed	131,958	137,865
Less: Goodwill(b)	13,056	14,888
Cash and cash equivalents	36,556	39,204
	82,346	83,773
Average capital employed (excluding goodwill and cash and cash equivalents)	83,059	87,859
ROACE	13.9%	14.2%
(a)Finance costs, as reported in the Group income statement, were $5,106 million (2024 $4,683 million). Interest expense which totals $3,339 million (2024 $3,113 million) on a pre-tax basis is finance costs excluding lease interest of $672 million (2024 $441 million), unwinding of discount on provisions and other payables of $1,147 million (2024 $1,013 million) and other adjusting items related to finance costs $52 million gain (2024 $116 million expense). Interest expense included above is calculated on a post-tax basis.
(b)2025 includes the amount of goodwill classified as held for sale at 31 December 2025.

Underlying operating expenditure* reconciliation
Underlying operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses and excludes costs that are classified as adjusting items. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs).
Management believes that underlying operating expenditure is a performance measure that provides investors with useful information regarding the company’s financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain foreign exchange and commodity price effects.

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
From group income statement
Production and manufacturing expenses	6,759	8,041	25,646	26,584
Distribution and administration expenses	4,570	4,098	17,494	16,417
	11,329	12,139	43,140	43,001
Less certain variable costs:
Transportation and shipping costs(a)	2,797	3,000	10,456	10,516
Environmental costs(a)	1,456	909	5,713	3,987
Marketing and distribution costs	486	350	1,692	1,882
Commission, storage and handling costs	413	375	1,594	1,519
Other variable costs and non-cash costs	433	1,056	1,819	1,495
Certain variable costs and non-cash costs	5,585	5,690	21,274	19,399

Adjusted operating expenditure*	5,744	6,449	21,866	23,602
Less certain adjusting items*:
Gulf of America oil spill	4	12	31	51
Environmental and related provisions	285	260	656	181
Restructuring, integration and rationalization costs	—	121	520	222
Fair value accounting effects – derivative instruments relating to the hybrid bonds	(61)	493	(1,157)	221
Other certain adjusting items	(123)	(221)	(71)	601
Certain adjusting items	105	665	(21)	1,276

Underlying operating expenditure	5,639	5,784	21,887	22,326

(Decrease) increase in underlying operating expenditure			(439)
Of which:
Structural cost reduction*			(2,011)
Increase/(decrease) in underlying operating expenditure due to inflation, exchange movements, portfolio changes and growth			1,572

Structural cost reduction at 31 December 2025 since 2023
Structural cost reduction in 2024			(750)
Structural cost reduction in 2025			(2,011)
Cumulative structural cost reduction			(2,761)
(a)Comparative periods have been restated for a reclassification in costs from transportation and shipping to environmental.

Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
RC profit (loss) before interest and tax for customers & products(a)	1,415	(1,921)	4,100	(1,043)
Less: Adjusting items* gains (charges)(a)	69	(1,619)	(1,172)	(3,560)
Underlying RC profit (loss) before interest and tax for customers & products	1,346	(302)	5,272	2,517
By business:
customers – convenience & mobility	877	527	3,764	2,584
Castrol – included in customers	227	220	971	831
products – refining & trading	469	(829)	1,508	(67)

Add back: Depreciation, depletion and amortization	1,055	1,111	4,145	3,957
By business:
customers – convenience & mobility	615	647	2,443	2,135
Castrol – included in customers	35	47	179	176
products – refining & trading	440	464	1,702	1,822

Adjusted EBITDA for customers & products	2,401	809	9,417	6,474
By business:
customers – convenience & mobility	1,492	1,174	6,207	4,719
Castrol – included in customers	262	267	1,150	1,007
products – refining & trading	909	(365)	3,210	1,755
(a)Comparative periods have been restated for material items to reflect the move of our Archaea business from the customers & products segment to the gas & low carbon energy segment.
Reconciliation of gas & low carbon energy and oil production & operations RC profit before interest and tax to adjusted EBITDA*

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
gas & low carbon energy
RC profit (loss) before interest and tax	(2,172)	1,324	1,330	3,052
Less: Net favourable (adverse) impact of adjusting items*	(3,561)	(663)	(4,037)	(3,751)
Underlying RC profit before interest and tax*	1,389	1,987	5,367	6,803
Add back: Depreciation, depletion and amortization	1,173	1,153	4,969	4,835
Exploration write-offs	—	(10)	30	222
Adjusted EBITDA	2,562	3,130	10,366	11,860

oil production & operations
RC profit before interest and tax	1,735	2,571	8,558	10,789
Less: Net favourable (adverse) impact of adjusting items	(223)	(353)	(856)	(1,148)
Underlying RC profit before interest and tax	1,958	2,924	9,414	11,937
Add back: Depreciation, depletion and amortization	2,038	1,734	7,719	6,797
Exploration write-offs	25	133	313	544
Adjusted EBITDA	4,021	4,791	17,446	19,278

Reconciliation of basic earnings per ordinary share / ADS to underlying replacement cost profit (loss) per ordinary share* / ADS*

	Fourth	Fourth
	quarter	quarter	Year	Year
Per ordinary share (cents)	2025	2024	2025	2024
Profit (loss) for the period attributable to bp shareholders	(22.21)	(12.33)	0.35	2.38
Inventory holding (gains) losses*, before tax	5.67	0.13	8.67	2.98
Taxation charge (credit) on inventory holding gains and losses	(1.34)	(0.09)	(2.15)	(0.73)
	(17.88)	(12.29)	6.87	4.63
Net (favourable) adverse impact of adjusting items*, before tax(a)	25.16	21.52	37.76	56.95
Taxation charge (credit) on adjusting items(a)	2.72	(1.87)	3.39	(7.18)
Underlying RC profit (loss)	10.00	7.36	48.02	54.40

	Fourth	Fourth
	quarter	quarter	Year	Year
Per ADS (dollars)	2025	2024	2025	2024
Profit (loss) for the period attributable to bp shareholders	(1.33)	(0.74)	0.02	0.14
Inventory holding (gains) losses, before tax	0.34	0.01	0.52	0.18
Taxation charge (credit) on inventory holding gains and losses	(0.08)	(0.01)	(0.13)	(0.04)
	(1.07)	(0.74)	0.41	0.28
Net (favourable) adverse impact of adjusting items, before tax(a)	1.51	1.29	2.27	3.42
Taxation charge (credit) on adjusting items(a)	0.16	(0.11)	0.20	(0.44)
Underlying RC profit (loss)	0.60	0.44	2.88	3.26
(a)Full year 2024 calculated based on adjusting items and taxation credits thereon of $9,344 million and $1,179 million respectively, as adjusted for the gain on redemption of hybrid bonds of $13 million and taxation thereon of $3 million respectively.

Reconciliation of effective tax rate (ETR) to underlying ETR*

Taxation (charge) credit	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2025	2024	2025	2024
Taxation on profit or loss before taxation	(1,622)	(1,117)	(6,451)	(5,553)
Exclude:
Taxation on inventory holding gains and losses	208	14	334	119
Total taxation on adjusting items	(420)	298	(528)	1,179
Taxation on underlying replacement cost profit	(1,410)	(1,429)	(6,257)	(6,851)

Effective tax rate	Fourth	Fourth
	quarter	quarter	Year	Year
%	2025	2024	2025	2024
ETR on profit or loss before taxation	(108)	(222)	83	82
Adjusted for inventory holding gains or losses	(183)	(13)	(8)	(4)
Excluding adjusting items	334	284	(33)	(37)
Underlying ETR	43	49	42	41

Realizations* and marker prices

	Fourth	Fourth
	quarter	quarter	Year	Year
	2025	2024	2025	2024
Average realizations(a)
Liquids* ($/bbl)
US(b)	49.08	59.66	54.54	62.78
Europe	61.84	73.64	67.65	78.60
Rest of World	66.55	73.72	69.40	79.63
bp average(b)	56.61	65.88	61.06	70.41
Natural gas ($/mcf)
US	2.53	1.80	2.63	1.49
Europe	9.28	14.12	12.76	11.65
Rest of World	6.30	6.96	6.60	5.90
bp average	5.21	5.85	5.61	4.91
Total hydrocarbons* ($/boe)
US(b)	35.64	41.74	39.94	42.43
Europe	59.55	76.28	69.60	75.16
Rest of World	46.70	50.18	48.94	47.92
bp average(b)	42.79	48.44	46.36	47.28
Average oil marker prices ($/bbl)
Brent	63.73	74.73	69.10	80.76
West Texas Intermediate	59.24	70.42	64.87	75.87
Western Canadian Select	46.72	57.50	52.69	61.05
Alaska North Slope	64.02	74.28	69.67	80.24
Average natural gas marker prices
Henry Hub gas price(c) ($/mmBtu)	3.55	2.79	3.43	2.27
UK Gas – National Balancing Point (p/therm)	75.16	106.79	88.77	83.57
(a)Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)Fourth quarter and full year 2024 include an immaterial impact of a prior period adjustment in the US region.
(c)Henry Hub First of Month Index.

Exchange rates

	Fourth	Fourth
	quarter	quarter	Year	Year
	2025	2024	2025	2024
$/£ average rate for the period	1.33	1.28	1.32	1.28
$/£ period-end rate	1.35	1.25	1.35	1.25

$/€ average rate for the period	1.16	1.07	1.13	1.08
$/€ period-end rate	1.18	1.04	1.18	1.04

$/AUD average rate for the period	0.66	0.65	0.64	0.66
$/AUD period-end rate	0.67	0.62	0.67	0.62

Legal proceedings
For a full discussion of the group’s material legal proceedings, see pages 218-219 of bp Annual Report and Form 20-F 2024.

Glossary
Non-IFRS measures are provided for investors because they are closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions. Non-IFRS measures are sometimes referred to as alternative performance measures.
Adjusted EBITDA is a non-IFRS measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, adjusting for net adjusting items* before interest and tax, and adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to IFRS information is provided on page 31 for the segments.
Adjusted EBITDA for the group is defined as profit or loss for the period, adjusting for finance costs and net finance (income) or expense relating to pensions and other post-employment benefits and taxation, inventory holding gains or losses before tax, net adjusting items before interest and tax, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). The nearest equivalent measure on an IFRS basis for the group is profit or loss for the period. A reconciliation to IFRS information is provided on page 28 for the group.
Adjusted operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs). Other variable costs are included in purchases in the income statement. Management believes that adjusted operating expenditure is a performance measure that provides investors with useful information regarding the company’s financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain adjusting items*, foreign exchange and commodity price effects. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and administration expenses to adjusted operating expenditure is provided on page 30.
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and related provisions and charges, restructuring, integration and rationalization costs, fair value accounting effects and costs relating to the Gulf of America oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures. An analysis of adjusting items by segment and type is shown on page 27.
Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.
Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.
downstream is the customers & products segment.
Excess cash is a non-IFRS measure and refers to the net of sources and uses of cash. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bonds, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.

Glossary (continued)
Fair value accounting effects are non-IFRS adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.
bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.
bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.
IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.
bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.
These include:
•Under management’s internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period.
•Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp’s risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments used to risk manage the near-term portions of the LNG contracts are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, represents the change in value of LNG contracts that are being risk managed and which is reflected in the underlying result, but not in reported earnings. Management believes that this gives a better representation of performance in each period.
Furthermore, the fair values of derivative instruments used to risk manage certain other oil, gas, power and other contracts, are deferred to match with the underlying exposure. The commodity contracts for business requirements are accounted for on an accruals basis.
In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which are classified as equity instruments were recorded in the balance sheet at their issuance date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.

Glossary (continued)
Gas & low carbon energy segment comprises our gas and low carbon businesses. Our gas business includes regions with upstream activities that predominantly produce natural gas, integrated gas and power and gas trading. From the first quarter of 2025 it also includes our Archaea business which prior to that was reported in the customers & products segment. Our low carbon business includes solar, offshore and onshore wind, hydrogen and CCS and power trading. Power trading includes trading of both renewable and non-renewable power.
Gearing and net debt are non-IFRS measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 25.
We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.
Gearing including leases and net debt including leases are non-IFRS measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group’s lease portfolio on net debt and gearing. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 28.
Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-IFRS measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in projects which expand the group’s activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to IFRS information is provided on page 26.
Inventory holding gains and losses are non-IFRS adjustments to our IFRS profit (loss) and represent:
•the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and
•an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation’s inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.
The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.
Liquids – Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.
Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.

Glossary (continued)
Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.
Organic capital expenditure is a non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in developing and maintaining the group’s assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to IFRS information is provided on page 26.
We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest IFRS estimate.
Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.
Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.
Refining availability represents Solomon Associates’ operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all mechanical, process and regulatory downtime.
Refining indicator margin (RIM) is a simple indicator of the weighted average of bp’s crude slate and product yield as deemed representative for each refinery. Actual margins realized by bp may vary due to a variety of factors, including the actual mix of a crude and product for a given quarter.
Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized IFRS measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to IFRS information is provided on page 3. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.
Reserves replacement ratio – the extent to which the year’s production has been replaced by proved reserves added to our reserve base. The ratio is expressed in oil-equivalent terms and includes changes resulting from discoveries, improved recovery and extensions and revisions to previous estimates, but excludes changes resulting from acquisitions and disposals.
Return on average capital employed (ROACE) is a non-IFRS measure. ROACE is defined as underlying replacement cost profit, which is defined as profit or loss attributable to bp shareholders adjusted for inventory holding gains and losses, adjusting items and related taxation on inventory holding gains and losses and adjusting items total taxation, after adding back non-controlling interest and interest expense net of tax, divided by the average of the beginning and ending balances of total equity plus finance debt, excluding cash and cash equivalents and goodwill as presented on the group balance sheet over the periods presented. Interest expense before tax is finance costs as presented on the group income statement, excluding lease interest, the unwinding of the discount on provisions and other payables and other adjusting items reported in finance costs. bp believes it is helpful to disclose the ROACE because this measure gives an indication of the company's capital efficiency. The nearest IFRS measures of the numerator and denominator are profit or loss for the period attributable to bp shareholders and total equity respectively. The reconciliation of the numerator and denominator is provided on page 29.
We are unable to present forward-looking information of the nearest IFRS measures of the numerator and denominator for ROACE, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to calculate a meaningful comparable IFRS forward-looking financial measure. These items include inventory holding gains or losses and interest net of tax, that are difficult to predict in advance in order to include in an IFRS estimate.
Structural cost reduction is calculated as decreases in underlying operating expenditure* (as defined on page 38) as a result of operational efficiencies, divestments, workforce reductions and other cost saving measures that are expected to be sustainable compared with 2023 levels. The total change between periods in underlying operating expenditure will reflect both structural cost reductions and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations. Estimates of cumulative annual structural cost reduction may be revised depending on whether cost reductions realized in prior periods are determined to be sustainable compared with 2023 levels. Structural cost reductions are stewarded internally to support management’s oversight of spending over time.
bp believes this performance measure is useful in demonstrating how management drives cost discipline across the entire organization, simplifying our processes and portfolio and streamlining the way we work. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and administration expenses to underlying operating expenditure is provided on page 30.

Glossary (continued)
Technical service contract (TSC) – Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.
Tier 1 and tier 2 process safety events – Tier 1 events are losses of primary containment from a process of greatest consequence – causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this represents a more up to date reflection of the safety environment.
Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.
We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate. A reconciliation to IFRS information is provided on page 32.
Underlying operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses and excludes costs that are classified as adjusting items. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs). Other variable costs are included in purchases in the income statement. Management believes that underlying operating expenditure is a performance measure that provides investors with useful information regarding the company’s financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain foreign exchange and commodity price effects. The nearest IFRS measures are production and manufacturing expenses and distribution and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and administration expenses to underlying operating expenditure is provided on page 30.
Underlying production – 2025 underlying production, when compared with 2024, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.
Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-IFRS measure and is RC profit or loss* (as defined on page 37) after excluding net adjusting items and related taxation. See page 27 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.
Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.
bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to IFRS information is provided on page 3 for the group and pages 8-14 for the segments.

Glossary (continued)
Underlying RC profit or loss per share / underlying RC profit or loss per ADS is a non-IFRS measure. Earnings per share is defined in Note 7. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders, rather than profit or loss attributable to bp ordinary shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp ordinary shareholders. A reconciliation to IFRS information is provided on page 32.
upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.
upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of America weather related downtime.
upstream unit production costs are calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp’s share of equity-accounted entities.
Working capital is movements in inventories and other current and non-current assets and liabilities as reported in the condensed group cash flow statement.
Trade marks
Trade marks of the bp group appear throughout this announcement. They include:
bp, Amoco, Aral, ampm, bp pulse, Castrol, PETRO, TA, and Thorntons

Cautionary statement
In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’, ‘focus on’ or similar expressions.
In particular, the following, among other statements, are all forward-looking in nature: plans, expectations and assumptions regarding oil and gas demand, supply, prices or volatility; expectations regarding production and volumes; expectations regarding turnaround and maintenance activity; plans and expectations regarding bp’s balance sheet, financial performance, results of operations, cost reduction, cash flows, and shareholder returns; plans and expectations regarding the amount and timing of dividends, share buybacks, dividend reinvestment programs and the use of excess cash; plans and expectations regarding bp’s upstream production; plans and expectations regarding the amount, effects, timing, quantum and nature of certain acquisitions, divestments and related payments and proceeds, including expectations regarding the Castrol business, the Gelsenkirchen refinery, Lightsource bp and other bp businesses and assets subject to disposal or divestment; plans and expectations regarding bp’s net debt, credit rating, investment strategy, capital expenditures, capital frame, underlying effective tax rate, and depreciation, depletion and amortization; expectations regarding bp’s customers business, including with respect to volumes, earnings growth, fuels margins and the impact of structural cost reduction; expectations regarding bp’s products, including underlying performance, industry refining margins and refinery turnaround activity; expectations regarding bp’s other businesses & corporate underlying annual charge; expectations regarding Gulf of America settlement payments; plans and expectations regarding the Greater Western Flank 4 project, the Bumerangue block, the Atlantis Drill Center 1 expansion project; and expectations regarding bp’s tax liabilities and obligations, including the future impact of German tax legislation.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Recent global developments have caused significant uncertainty and volatility in macroeconomic conditions and commodity markets. Each item of outlook and guidance set out in this announcement is based on bp’s current expectations but actual outcomes and results may be impacted by these evolving macroeconomic and market conditions.
Actual results or outcomes may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp’s plan to exit its shareholding in Rosneft and other investments in Russia, overall global economic and business conditions impacting bp’s business and demand for bp’s products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals including ongoing approvals required for the continued developments of approved projects; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of America oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp’s access to future credit resources; business disruption and crisis management; the impact on bp’s reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental authorities or any other relevant persons may impact bp’s ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and those factors discussed under “Principal risks and uncertainties” in bp’s Report on Form 6-K regarding results for the six-month period ended 30 June 2025 as filed with the US Securities and Exchange Commission (the “SEC”) as well as “Risk factors” in bp’s Annual Report and Form 20-F for fiscal year 2024 as filed with the SEC.

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 December 2025:
Capitalization and indebtedness

31 December
$ million	2025
Share capital and reserves
Capital shares (1-2)	4,142
Paid-in surplus (3)	16,916
Merger reserve (3)	27,206
Treasury shares	(8,671)
Investments in equity instruments	(8)
Cash flow hedge reserve	23
Costs of hedging reserve	(126)
Foreign currency translation reserve	(401)
Profit and loss account	13,971
BP shareholders' equity	53,052
Hybrid bonds	15,955
Other interest	4,993
Equity attributable to non-controlling interests	20,948
Total equity	74,000

Finance debt and lease liabilities (4-6)
Lease liabilities due within one year	2,832
Finance debt due within one year	3,356
Lease liabilities due after more than one year	11,739
Finance debt due after more than one year	54,602
Total finance debt and lease liabilities	72,529
Total (7)(8)	146,529
1.Issued share capital as of 31 December 2025 comprised 15,628,880,285 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 857,432,709 ordinary shares which have been bought back and are held in treasury by bp. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.
2.Capital shares represent the ordinary and preference shares of bp which have been issued and are fully paid.
3.Paid-in surplus and merger reserve represent additional paid-in capital of bp which cannot normally be returned to shareholders.
4.Finance debt and lease liabilities recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 December 2025.
5.Finance debt and lease liabilities presented in the table above consists of borrowings and obligations under leases. This includes one hundred percent of lease liabilities for joint operations where bp is the only party with the legal obligation to make lease payments to the lessor. Other contractual obligations are not presented in the table above – see BP Annual Report and Form 20-F 2024 – Liquidity and capital resources for further information.
6.At 31 December 2025, the parent company, BP p.l.c. had issued guarantees totalling $57,303 million relating to group finance debt issued by subsidiaries. Thus 99% of the group’s finance debt had been guaranteed by BP p.l.c. In addition, BP p.l.c. guarantees $13.4 billion of perpetual subordinated hybrid bonds issued by a subsidiary. At 31 December 2025, $1,398 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.
7.At 31 December 2025, the group had issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the group balance sheet, were $708 million in respect of the borrowings of equity-accounted entities and $408 million in respect of the borrowings of other third parties.
8.Total capitalisation and indebtedness includes non-controlling interests of $20,948 million at 31 December 2025 which includes $13.5 billion related to perpetual hybrid bonds and $2.5 billion related to perpetual subordinated hybrid securities issued by group subsidiaries. See Condensed group statement of changes in equity footnotes for further information.
9.There has been no material change since 31 December 2025 in the consolidated capitalization and indebtedness of bp.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:	10 February 2026	/s/ BEN MATHEWS
Ben J. S. Mathews
Company Secretary